May 28, 2019



Via Email

James Bedar
Brown Rudnick LLP
One Financial Center
Boston, MA 02111

Jesse Lynn
High River Limited Partnership
767 Fifth Avenue, 47th Floor
New York, NY 10153

       Re:    Voltari Corp.
              PRER14A filed May 23, 2019
              File No. 0-55419

              Schedule 13E-3/A filed May 23, 2019
              Filed by Voltari Corp, Carl Icahn and others
              File No. 5-88777

Dear Messrs. Bedar and Lynn:

        We have reviewed the amended filings listed above and your accompanying response letter. Our additional comments follow.

Revised Preliminary Proxy Statement

Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the
Board; Fairness of the Merger, page 23

   1. Refer to comment 2 in our prior comment letter dated May 14, 2019. We are not asking you to assess the fairness of the transaction to the holders of the preferred shares being cashed out; rather we are asking how the filing persons assessed that aspect of the transaction in assessing the fairness of the merger to unaffiliated holders of the common shares. Please revise to address.
 James Bader, Esq.
Jesse Lynn, Esq.
May 28, 2019
Page 2

   2. We are unable to locate the revised disclosure responsive to comment 2 in our letter dated
      May 14, 2019 on page 26 or elsewhere. Please revise or advise.

   3. See comment 1 above. Similarly, comment 4 in our prior comment letter asked how the fairness advisor assessed the cashing out of the preferred holders in assessing the fairness of the merger, from a financial point of view, to common shareholders. If it did not assess this aspect of the transaction from the perspective of the holders of the common shares, revise the preliminary proxy statement to so state.

Opinion of the Financial Adviser to the Special Committee, page 27

   4. Refer to comment 6 in our prior comment letter. We believe the non-public information referenced in your response, which was provided to the fairness advisor and considered by it in conducting its analysis, should be summarized in the proxy statement. Please revise.

    We remind you that the Company and other filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at 202-551-3263 with any questions.


                                                            Sincerely,

                                                            /s/ Christina Chalk

                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions